SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Rule 13d-101
Under the Securities Exchange Act of 1934
(Amendment No. __)*
ZAP

(Name of Issuer)
Common Stock

(Title of Class of Securities)
98912M201

(CUSIP Number)
Scott H. Kimpel
Akin Gump Strauss Hauer & Feld LLP
1333 New Hampshire Avenue, N.W.
Washington, D.C. 20036

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
11/5/2007

(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
          * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98912M201

1	Names and I.R.S. Identification Nos. (entities only) of reporting persons. Al Yousuf LLC

2	Check the appropriate box if a member of a group (see instructions)
	(a) ☐
	(b) ☐

3	Sec use only.

4	Source of funds (see instructions).

	WC

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

	☐

6	Citizenship or place of organization.

	United Arab Emirates

Number	7	Sole voting power:
of
shares		7,558,140

benificially	8	Shared voting power:
owned
by		0

each	9	Sole dispositive power:
reporting
person		7,558,140

with:	10	Shared dispositive power:

		0

11	Aggregate amount beneficially owned by each reporting person.

	7,558,140

12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

	☐

13	Percent of class represented by amount in Row (11).

	14.8% (1)

14	Type of reporting person (see instructions).

	CO
(1)   Includes 5,813,954 shares of common stock and the right to purchase an additional 1,744,186 shares of common stock. Based on 49,470,529 shares of Common Stock outstanding as of September 30, 2007, as reported by Issuer in the Regulation S Securities Purchase Agreement dated as of November 5, 2007.

CUSIP No. 98912M201

1	Names and I.R.S. Identification Nos. (entities only) of reporting persons. Iqbal Al Yousuf

2	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐

3	SEC use only.

4	Source of funds (see instructions).

OO (1)

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

☐

6	Citizenship or place of organization.

United Arab Emirates

Number	7	Sole voting power:
of
shares		7,558,140 (2)(3)

benificially	8	Shared voting power:
owned
by

each	9	Sole dispositive power:
reporting
person		7,558,140 (2)(3)

with:	10	Shared dispositive power:

11	Aggregate amount beneficially owned by each reporting person.

7,558,140

12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

☐

13	Percent of class represented by amount in Row (11).

14.8% (3)

14	Type of reporting person (see instructions).

IN
(1)   Working capital of Al Yousuf LLC.
(2)   Shares are held directly by Al Yousuf LLC. Mr. Iqbal Al Yousuf is the President of Al Yousuf LLC.
(3)   Includes 5,813,954 shares of common stock and the right to purchase an additional 1,744,186 shares of common stock. Based on 49,470,529 shares of Common Stock outstanding as of September 30, 2007, as reported by Issuer in the Regulation S Securities Purchase Agreement dated as of November 5, 2007.

Item 1.	Security and Issuer.
Title and class of securities: Common Stock, no par value
Name of Issuer: ZAP
Address of the principal executive office of the Issuer: 501 Fourth Street, Santa Rosa, California 95401

Item 2.	Identity and Background.
(a)	Name of Reporting Person: Al Yousuf LLC, a limited liability company formed under the laws of United Arab Emirates (the “Company”). Name of Reporting Person: Iqbal Al Yousuf (“Mr. Iqbal Al Yousuf” and collectively the “Reporting Persons”).

(b)	Address of the Reporting Persons is: Sheikh Zayed Rd., P.O. Box 25, Dubai, U.A.E.

(c)	The Company’s principal business is general retail/wholesale trading in automobiles, bikes, marine and allied products, electronics and home appliances and commodities. The Company also wholly owns companies working in real estate, construction, building maintenance, property management, computers, automobiles, transportation and the manufacture of fishing and pleasure boats and manufacturing membrane. The Company is also a registered tender participant for supply of material and execution of turnkey projects. Mr. Iqbal Al Yousuf is the President of the Company. The principal business address of Mr. Iqbal Al Yousuf is Sheikh Zayed Rd., P.O. Box 25, Dubai, U.A.E.

(d)	Neither of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Company is formed under the laws of United Arab Emirates. Mr. Iqbal Al Yousuf is a citizen of United Arab Emirates.

Item 3.	Source and Amount of Funds or Other Consideration.
The aggregate purchase price of the 5,813,954 shares of common stock and the warrants to purchase an additional 1,744,186 shares of common stock purchased by the Company was $5,000,000. The source of funds for the purchase of these shares was the general working capital of the Company.

Item 4.	Purpose of Transaction.
The purpose of the acquisition of the common stock is investment. The Company from time to time may acquire additional shares of common stock of the Issuer through purchases. Also, the Company may dispose of common stock of the Issuer if and when appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors. The Company intends to appoint one member to the Issuer’s board of directors.
Except as indicated in this Statement, the Reporting Persons have no current plans, proposals or arrangements which would relate to or result in any of the following:
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, other than as described in Item 6 below;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any material change in the present capitalization or dividend policy of the Issuer;

(e)	Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(f)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)	A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(5) of the Act; or

(i)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.
(a) and (b):
The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D and is incorporated herein by reference. Such information is includes 5,813,954 shares of common stock and the right to purchase an additional 1,744,186 shares of common stock and is based on 49,470,529 shares of Common Stock outstanding as of September 30, 2007, as reported by Issuer in the Regulation S Securities Purchase Agreement dated as of November 5, 2007.
(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
In connection with a Securities Purchase Agreement dated November 5, 2007 entered into by the Company and the Issuer, the Company, the Issuer and Steven M. Schneider entered into a Side Letter Agreement dated November 5, 2007 (the “Side Letter”).
Pursuant to the Side Letter, Mr. Schneider agrees to vote the Issuer common stock owned by him as described in the Side Letter and grants certain rights of first refusal, tag along rights and registration rights to the Company. The Side Letter grants to the Company the right to appoint one director to the Issuer’s board of directors.
Furthermore, the Side Letter requires the Issuer to obtain the Company's prior written consent (such consent not to be unreasonably withheld) in order to: (i) liquidate, dissolve or wind up the affairs of the Issuer, or effect any event which would constitute a liquidation, except as required by law; (ii) create or authorize the creation of any new class of equity security having rights, preferences or privileges senior to or on parity with the Issuer common stock owned by the Company; (iii) issue convertible notes or grant warrants or options (other than to the Issuer’s employees, consultants or service providers where the aggregate amount of shares of any class contemplated by all such convertible notes, warrants and options issued or granted to the Issuer’s employees, consultants or service providers during any 12 month period does not exceed 1,500,000 shares within any 12 month period); (iv) purchase or redeem, or pay any dividend or distribution on, any capital shares or other equity interest in the Issuer, except as required by any existing contractual rights; (v) create or authorize the creation of any indebtedness for money borrowed, or grant any guarantees, liens or other security interests in respect thereof in an amount in aggregate in excess of US$1,500,000, except in the ordinary course of business; or (vi) sell all or substantially all of the assets of the Issuer or enter into any merger, consolidation, business combination, or recapitalization, whether in any single transaction or series of related transactions occurring within a 12 month period; provided, however, that such prior written consent is not required in connection with creation of any new class of equity securities as described in clause (ii) above and the issuance of convertible notes or the grant of warrants or options as described in clause (iii) above if the Company has been given the right of first refusal, exercisable within 10 business days, to subscribe to such new class of equity or such convertible note, warrant or option, as the case may be, on terms similar thereto.
The provisions of the Side Letter will expire as of the earlier of November 5, 2014 or the first date on which the Company’s beneficial ownership of the common stock of the Issuer is less than 5% of the issued and outstanding common stock of the Issuer. The full text of the Side Letter is attached hereto as Exhibit 99.2.
Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1: Joint Filing Agreement of the Reporting Persons
Exhibit 99.2: Side Letter Agreement dated November 5, 2007 by and between the Company, the Issuer and Steven M. Schneider

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Al Yousuf LLC

	By:	/s/ Iqbal Al Yousuf
Date: 11/7/2007	Name:	Iqbal Al Yousuf
	Title:	President

/s/ Iqbal Al Yousuf

Date: 11/7/2007	Name:	Iqbal Al Yousuf